Growth Stalk Holdings Corp.

11991 N. Highway 99

Seminole, Oklahoma 74868

(405) 456-0207

FILED AS CORRESPONDENCE ON EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C.

November 16, 2022

Re:	Request for Qualification – Growth Stalk Holdings Corp. (the “Company”) Offering Statement on Post Qualification Form 1-A filed on September 6, 2022 (File Number 024-11847)

Dear Sir or Madam:

The Company respectfully requests that the above-referenced Post Qualification Form 1-A be qualified by the Securities and Exchange Commission by 4:00 p.m., November 18, 2022.

Please contact our securities counsel, Frederick M. Lehrer, at (561) 706-7646 or flehrer@securitiesattorney1.com,  should you have any questions regarding this request for qualification.

Thank you.

Sincerely yours,

/s/ Joseph Babiak

By: Joseph Babiak

Chief Executive Officer